Aon plc

200 East Randolph Street

Chicago, IL 60601

(312) 381-1000

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sarmad Makhdoom

Lory Empie

Robert Arzonetti

Tonya Aldave

April 19, 2024

Aon plc

Registration Statement on Form S-4

File No. 333-277342

Dear Mr. Makhdoom, Ms. Empie, Mr. Arzonetti and Ms. Aldave:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Aon plc (the “Registrant”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective under the Securities Act by 4:00 p.m. (New York City time) on April 23, 2024. The Registrant hereby affirms that it is aware of its obligations under the Securities Act.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Registrant’s counsel, Jin-Kyu Baek at (212) 474-1408, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

* * *

Sincerely,

AON PLC

/s/ Darren Zeidel
Name: Darren Zeidel
Title: Executive Vice President, General Counsel and Company Secretary